SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

International Coal Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H 10 6

(CUSIP Number)

WL Ross & Co. LLC

600 Lexington Avenue

New York, New York 10022

Attention: David L Wax

Facsimile Number: (212) 826-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 pages)

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 24,537,423 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 24,537,423 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,423 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.07%
14	TYPE OF REPORTING PERSON IA

(1)	5,719,848 of the shares are held directly by WLR Recovery Fund L.P., 15,268,575 of the shares are held directly by WLR Recovery Fund II, L.P. and 3,549,000 of the shares are held directly by WLR Recovery Fund III, L.P. (collectively, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund III, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2)	All of the shares of common stock held directly by WLR Recovery Fund L.P. and WLR Recovery Fund II, L.P. were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) acquisition of (i) Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended, and (ii) CoalQuest Development LLC (“CoalQuest”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the Anker Business Combination Agreement, 5,689,693 shares of common stock were initially issued to WLR Recovery Fund L.P. and 742,045 shares of common stock were initially issued to WLR Recovery Fund II, L.P. in exchange for their shares of Anker and under the terms of the CoalQuest Business Combination Agreement, 4,718,425 shares of common stock were issued to WLR Recovery Fund II, L.P. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, WLR Recovery Fund L.P. received a pro rata allocation of 30,155 shares of common stock and WLR Recovery Fund II, L.P. received a pro rata allocation of 3,933 shares of common stock.

(3)	WLR Recovery Fund III, L.P. acquired 3,549,000 shares of common stock on the open market in a series of transactions from June 13, 2006 to June 14, 2006 for total consideration of $24,244,211.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 5,719,848 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 5,719,848 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (the “Recovery Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 5,689,693 shares of common stock were initially issued to the Recovery Fund in exchange for its shares of Anker. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, the Recovery Fund received a pro rata allocation of 30,155 shares of common stock.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 15,268,575 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 15,268,575 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.00%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (the “Recovery Fund II”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund II. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund II.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) acquisition of (i) Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended, and (ii) CoalQuest Development LLC (“CoalQuest”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. 9,804,172 shares of common stock were issued to the Recovery Fund II in the corporate reorganization. Under the terms of the Anker Business Combination Agreement, 918,565 shares of common stock were initially issued to the Recovery Fund II in exchange for its shares of Anker and under the terms of the CoalQuest Business Combination Agreement, the Recovery Fund II received 4,718,425 shares of common stock. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, the Recovery Fund II received a pro rata allocation of 3,933 shares of common stock.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 3,549,000 (1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 3,549,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (the “Recovery Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund III. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund III.

WLR Recovery Fund III, L.P. acquired 3,549,000 shares of common stock on the open market in a series of transactions from June 13, 2006 to June 14, 2006 for total consideration of $24,244,211.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 5,719,848 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 5,719,848 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Recovery Fund L.P. (the “Recovery Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 5,689,693 shares of common stock were initially issued to the Recovery Fund in exchange for its shares of Anker. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, the Recovery Fund received a pro rata allocation of 30,155 shares of common stock.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 15,268,575 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 15,268,575 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.00%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (the “Recovery Fund II”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund II. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund II.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) acquisition of (i) Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended, and (ii) CoalQuest Development LLC (“CoalQuest”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. 9,804,172 shares of common stock were issued to the Recovery Fund II in the corporate reorganization. Under the terms of the Anker Business Combination Agreement, 918,565 shares of common stock were initially issued to the Recovery Fund II in exchange for its shares of Anker and under the terms of the CoalQuest Business Combination Agreement, the Recovery Fund II received 4,718,425 shares of common stock. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, the Recovery Fund II received a pro rata allocation of 3,933 shares of common stock.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 3,549,000 (1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 3,549,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (the “Recovery Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund III. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund III.

WLR Recovery Fund III, L.P. acquired 3,549,000 shares of common stock on the open market in a series of transactions from June 13, 2006 to June 14, 2006 for total consideration of $24,244,211.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 24,537,523 (1)(2) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 24,537,523 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,523 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.07%
14	TYPE OF REPORTING PERSON IN

(1)	5,719,848 of the shares are held directly by WLR Recovery Fund L.P., 15,268,575 of the shares are held directly by WLR Recovery Fund II, L.P. and 3,549,000 of the shares are held directly by WLR Recovery Fund III, L.P. (collectively, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund III, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2)	All of the shares of common stock held directly by WLR Recovery Fund L.P. and WLR Recovery Fund II, L.P. were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) acquisition of (i) Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended, and (ii) CoalQuest Development LLC (“CoalQuest”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the Anker Business Combination Agreement, 5,689,693 shares of common stock were initially issued to WLR Recovery Fund L.P. and 742,045 shares of common stock were initially issued to WLR Recovery Fund II, L.P. in exchange for their shares of Anker and under the terms of the CoalQuest Business Combination Agreement, 4,718,425 shares of common stock were issued to WLR Recovery Fund II, L.P. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by International Coal Group, Inc. (“ICG”) that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, WLR Recovery Fund L.P. received a pro rata allocation of 30,155 shares of common stock and WLR Recovery Fund II, L.P. received a pro rata allocation of 3,933 shares of common stock.

Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction on The New York Stock Exchange.

WLR Recovery Fund III, L.P. acquired 3,549,000 shares of common stock on the open market in a series of transactions from June 13, 2006 to June 14, 2006 for total consideration of $24,244,211.

CUSIP No. 45928H 10 6	Schedule 13D/A	Page 10 of 16 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on November 23, 2005 (the “Schedule 13D”) by WL Ross & Co. LLC, WLR Recovery Fund L.P., WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

This Schedule 13D/A amends the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to read as follows.

(1)	All of the shares of common stock held by WLR Recovery Fund L.P. and WLR Recovery Fund II, L.P. were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) acquisition of (i) Anker Coal Group, Inc. (“Anker”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended, and (ii) CoalQuest Development LLC (“CoalQuest”) pursuant to the Business Combination Agreement, dated as of March 31, 2005, as amended. WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the Anker Business Combination Agreement, 5,689,693 shares of common stock were initially issued to WLR Recovery Fund L.P. and 742,045 shares of common stock were initially issued to WLR Recovery Fund II, L.P. in exchange for their shares of Anker and under the terms of the CoalQuest Business Combination Agreement, 4,718,425 shares of common stock were issued to WLR Recovery Fund II, L.P. Under the terms of the Anker Business Combination Agreement, 78,241 shares of common stock were also issued into escrow on behalf of a former shareholder of Anker in exchange for that holder’s shares of Anker common stock. Upon further investigation, it was determined by the Issuer that these shares were incorrectly reserved. Therefore, these shares were cancelled and reallocated to the remaining Anker shareholders on a pro rata basis. Accordingly, WLR Recovery Fund L.P. received a pro rata allocation of 30,155 shares of common stock and WLR Recovery Fund II, L.P. received a pro rata allocation of 3,933 shares of common stock.

On November 21, 2005, Wilbur L. Ross, Jr. purchased 100 shares of common stock on the open market at $12.95 per share in the first transaction on The New York Stock Exchange. Mr. Ross used personal funds to pay for these shares.

WLR Recovery Fund III, L.P. acquired 3,549,000 shares of common stock on the open market in a series of transactions from June 13, 2006 to June 14, 2006 for total consideration of $ 24,244,221.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

CUSIP No. 45928H 106	Schedule 13D/A	Page 11 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2006

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D	Page 12 of 16 Pages

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D	Page 13 of 16 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of International Coal Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: June 14, 2006

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

CUSIP No. 989070602	Schedule 13D	Page 14 of 16 Pages

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D	Page 15 of 16 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13D to which this exhibit is attached, and the filing of this Schedule 13D shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13D.

Dated: June 14, 2006

WL ROSS & CO. LLC
By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

CUSIP No. 989070602	Schedule 13D	Page 16 of 16 Pages

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.